                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549




                                 SCHEDULE 13D/A

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 7)*



                               Cygne Designs, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    232556100
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                   Hubert Guez
                     c/o Diversified Apparel Resources, LLC
                              121 S. Beverly Drive
--------------------------------------------------------------------------------
                         Beverly Hills, California 90212
                                 (310) 550-9888
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                January 23, 2008
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

                  If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.


         NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.


                                 (Page 1 of 10)

_____________________
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 232556100                                                       Page 2


--------------------------------------------------------------------------------
1.   Name of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     Diversified Apparel Resources, LLC (formerly Commerce Clothing Company,
     LLC)  95-4559476
--------------------------------------------------------------------------------
2.   Check the Appropriate Box If a Member of a Group (See Instructions)
     (a)  [_]
     (b)  [_]
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions)
     OO
--------------------------------------------------------------------------------
5.   Check If Disclosure of Legal Proceedings Is Required Pursuant to
     Items 2(d) or 2(e)                                             [_]

--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization
     California
--------------------------------------------------------------------------------
               7.   Sole Voting Power
  NUMBER OF         650,000
   SHARES      -----------------------------------------------------------------
BENEFICIALLY   8.   Shared Voting Power
 OWNED BY
    EACH       -----------------------------------------------------------------
  REPORTING    9.   Sole Dispositive Power
   PERSON           650,000
    WITH       -----------------------------------------------------------------
               10.  Shared Dispositive Power

--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     650,000
--------------------------------------------------------------------------------
12.  Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                               [_]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
     1.7% (1)
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)
     CO
--------------------------------------------------------------------------------

(1) Based on a total of 37,917,682 shares of the issuer's Common Stock issued and outstanding as of January 23, 2008.

CUSIP No. 232556100                                                       Page 3


--------------------------------------------------------------------------------
1.   Name of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     Guez Living Trust dated December 6, 1996
--------------------------------------------------------------------------------
2.   Check the Appropriate Box If a Member of a Group (See Instructions)
     (a)  [_]
     (b)  [_]
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions)
     OO
--------------------------------------------------------------------------------
5.   Check If Disclosure of Legal Proceedings Is Required Pursuant to
     Items 2(d) or 2(e)                                             [_]

--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization
     California
--------------------------------------------------------------------------------
               7.   Sole Voting Power
  NUMBER OF         1,615,915
   SHARES      -----------------------------------------------------------------
BENEFICIALLY   8.   Shared Voting Power
 OWNED BY           1,379,225
    EACH       -----------------------------------------------------------------
  REPORTING    9.   Sole Dispositive Power
   PERSON           1,615,915
    WITH       -----------------------------------------------------------------
               10.  Shared Dispositive Power
                    1,379,225
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     2,995,140
--------------------------------------------------------------------------------
12.  Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                               [_]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
     7.9% (1)
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)
     CO
--------------------------------------------------------------------------------

(1) Based on a total of 37,917,682 shares of the issuer's Common Stock issued and outstanding as of January 23, 2008.

CUSIP No. 232556100                                                       Page 4


--------------------------------------------------------------------------------
1.   Name of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     Hubert Guez
--------------------------------------------------------------------------------
2.   Check the Appropriate Box If a Member of a Group (See Instructions)
     (a)  [_]
     (b)  [_]
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions)
     OO
--------------------------------------------------------------------------------
5.   Check If Disclosure of Legal Proceedings Is Required Pursuant to
     Items 2(d) or 2(e)                                             [_]

--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization
     France
--------------------------------------------------------------------------------
               7.   Sole Voting Power
  NUMBER OF         4,381,420
   SHARES      -----------------------------------------------------------------
BENEFICIALLY   8.   Shared Voting Power
 OWNED BY           3,645,140
    EACH       -----------------------------------------------------------------
  REPORTING    9.   Sole Dispositive Power
   PERSON           4,381,420
    WITH       -----------------------------------------------------------------
               10.  Shared Dispositive Power
                    3,645,140
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     8,026,560
--------------------------------------------------------------------------------
12.  Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                               [_]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
     21.2% (1)
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)
     IN
--------------------------------------------------------------------------------

(1) Based on a total of 37,917,682 shares of the issuer's Common Stock issued and outstanding as of January 23, 2008.

         This Schedule 13D/A ("Schedule 13D/A") amends the following sections of the Schedule 13D filed with the Securities and Exchange Commission on August 10, 2005, as amended by Amendment No. 1 to the Schedule 13D dated September 21, 2005, and filed with the Securities and Exchange Commission on October 7, 2005, as amended by Amendment No. 2 to the Schedule 13D dated January 3, 2006, and filed with the Securities and Exchange Commission on January 9, 2006, and as amended by Amendment No. 3 to the Schedule 13D dated May 12, 2006, and filed with the Securities and Exchange Commission on May 16, 2006, as amended by Amendment No. 4 to the Schedule 13D dated May 17, 2006 and filed with the Securities and Exchange Commission on May 17, 2006, as amended by Amendment No. 5 to the Schedule 13D dated June 1, 2007 and filed with the Securities and Exchange Commission on August 22, 2007, and as amended by Amendment No. 6 to the
Schedule 13D dated December 31, 2007 and filed with the Securities and Exchange Commission on January 3, 2008 (as amended, the "Schedule 13D").

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Item 3 of Schedule 13D is supplemented and amended by the information below.

         On January 23, 2008, Diversified Apparel Resources, LLC ("Diversified") transferred 350,000 shares of the Company's common stock to an unrelated party in a private transaction.

ITEM 4.  PURPOSE OF TRANSACTION.

         Item 4 of Schedule 13D is supplemented and amended by the information below.

         Reference is made to the disclosure set forth under Item 3 of this
Schedule 13D/A, which disclosure is incorporated herein by reference.

         The shares of common stock to which this Schedule 13D/A relates are held by the Reporting Persons as an investment. The Reporting Persons disclaim any membership in a group relating to the Company.

         Other than as described in this Schedule 13D/A, the Reporting Persons are not aware of any plans or proposals which would result in the acquisition by any person of additional securities of the Company or the disposition of securities of the Company; any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; any change in the present board of directors or management of the Company, including any place or proposals to change the number or term of directors or to fill any existing vacancies on the Company's Board; any material change in the present capitalization or dividend policy of the Company; any other material change in the Company's business or corporate structure; any changes in Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; causing a class of securities of the Company to be delisted from national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; a class of equity securities of the Company becoming eligible for termination of registration pursuant to section 12(g)(4) of the Act; or any action similar to any of those enumerated above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         Item 5 of Schedule 13D is supplemented and amended by the information below.

         Reference is made to the disclosure set forth under Items 3 and 4 of this Schedule 13D/A, which disclosure is incorporated herein by reference.

         As of January 23, 2008, Diversified beneficially owned 650,000 shares of the Company's Common Stock (the "Diversified Shares"). Since 37,917,682 shares of the Company's Common Stock were outstanding as of January 23, 2008, the Diversified Shares constitute approximately 1.7% of the shares of the Company's common stock issued and outstanding. Diversified has the sole power to vote and dispose of the Diversified Shares.

         As of January 23, 2008, the Guez Living Trust beneficially owned 1,615,915 shares of the Company's Common Stock (the "Guez Living Trust Shares"), or 4.3% of the shares of the Company's Common Stock issued and outstanding on January 23, 2008 based on 37,917,682 shares outstanding. The Guez Living Trust has the sole power to vote and dispose of the Guez Living Trust Shares. In addition, the Guez Living Trust wholly owns 215 GZ Partners which owns 1,379,225 shares of the Company's Common Stock or 3.6% of the shares of the Company's Common Stock issued and outstanding on January 23, 2008 based on 37,917,682 shares outstanding. As the holder of 33.34% of the ownership interests in 215 GZ Partners, the Guez Living Trust may be deemed to share the power to dispose or direct the disposition of the shares held by 215 GZ Partners, and may be deemed to share the power to vote or direct the voting of such shares with 215 GZ Corp., a Delaware corporation and general manager of 215 GZ Partners, with a principal business address of 121 S. Beverly Drive, Beverly Hills, California 90212. 215 GZ Corp. was formed to manage the assets of 215 GZ Partners but has no ownership interest in the partnership. As such, the Guez Living Trust may be deemed to beneficially own the shares of the Company's Common Stock owned by 215 GZ Partners for aggregate beneficial ownership of 2,995,140 shares or 7.9% of the shares of the Company's Common Stock issued and outstanding on January 23, 2008 based on 37,917,682 shares outstanding. The Guez Living Trust disclaims beneficial ownership of the securities held by 215 GZ Partners except to the extent of its pecuniary interest therein.

         As of January 23, 2008, Mr. Guez Mr. beneficially owned 4,381,420 shares of the Company's common stock (the "Guez Shares") or 11.6% of the shares of the Company's Common Stock issued and outstanding on January 23, 2008 based on 37,917,682 shares outstanding. Mr. Guez has the sole power to vote and dispose of the Guez Shares.

         In addition, Mr. Guez is the managing member of, and personally holds a 32.2% membership interest in, Diversified which owns 650,000 shares of the Company's Common Stock or 1.7% of the shares of the Company's Common Stock issued and outstanding on January 23, 2008 based on 37,917,682 shares outstanding. As the managing member of Diversified, Mr. Guez has the power to dispose or direct the disposition of, and to vote or direct the voting of, the shares held by Diversified.

         Roxanne Guez, Mr. Guez's spouse who is a citizen of the United States of America, with a principal business address of 121 S. Beverly Drive, Beverly Hills, California 90212, is the sole trustee of the Guez Living Trust, which has a 15.0% membership interest in Diversified and beneficially owns 1,615,915 shares of the Company's Common Stock or 4.3% of the shares of the Company's Common Stock issued and outstanding on January 23, 2008 based on 37,917,682 shares outstanding. The Guez Living Trust may also be deemed to beneficially own 1,379,225 shares of the Company's Common Stock owned by 215 GZ Partners or 3.6% of the shares of the Company's Common Stock issued and outstanding on January 23, 2008 based on 37,917,682 shares outstanding. In the aggregate, the Guez Living Trust may be deemed to beneficially own 2,995,140 shares of the Company's Common Stock or 7.9% of the shares of the Company's Common Stock issued and outstanding on January 23, 2008 based on 37,917,682 shares outstanding. As Mr. and Mrs. Guez reside in the same household, Mr. Guez may be deemed to beneficially own the shares of the Company's Common Stock owned by the Guez Living Trust.

         In such capacities, Mr. Guez may be deemed to beneficially own the shares of the Company's Common Stock owned by Diversified and Guez Living Trust for aggregate beneficial ownership of 8,026,560 shares or 21.2% of the shares of the Company's Common Stock issued and outstanding on January 23, 2008 based on 37,917,682 shares outstanding. Mr. Guez disclaims beneficial ownership of the securities held by Diversified except to the extent of his pecuniary interest therein. Mr. Guez disclaims beneficial ownership of the securities held by the Guez Living Trust.

         Transactions by the Reporting Persons in the Company's common stock effected in the past 60 days are described in Item 3 above.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Reference is made to the disclosure set forth under Item 3 of this
Schedule 13D/A, which disclosure is incorporated herein by reference.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

Item 7 of Schedule 13D is supplemented and amended by the information below.

Exhibit No.

         1 Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934.



                                    SIGNATURE

         After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Schedule 13D/A is true, complete and correct.



Dated: January 25, 2008                 /s/ Hubert Guez
                                        ----------------------------------------
                                        Hubert Guez



                                        Diversified Apparel Resources, LLC


Dated: January 25, 2008                 /s/ Hubert Guez
                                        ----------------------------------------
                                        Manager



                                        Guez Living Trust dated December 6, 1996

Dated: January 25, 2008                 /s/ Roxanne Guez
                                        ----------------------------------------
                                        Trustee

                                  EXHIBIT INDEX

Exhibit No.

1 Joint Filing Agreement, as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934.

                                  EXHIBIT NO. 1

                             JOINT FILING AGREEMENT

         In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby consent to the joint filing by any of them of a Statement on Schedule 13D and any amendments thereto, whether heretofore or hereafter filed, relating to the securities of Cygne Designs, Inc., and hereby affirm that this Schedule 13D/A is being filed on behalf of each of the undersigned.


Dated: January 25, 2008                 /s/ Hubert Guez
                                        ----------------------------------------
                                        Hubert Guez



                                        Diversified Apparel Resources, LLC


Dated: January 25, 2008                 /s/ Hubert Guez
                                        ----------------------------------------
                                        Manager



                                        Guez Living Trust dated December 6, 1996

Dated: January 25, 2008                 /s/ Roxanne Guez
                                        ----------------------------------------
                                        Trustee